October 14, 2011	Monica J. Shilling Member of the Firm
United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.W. Washington, D.C. 20549 Attention: John M. Ganley, Senior Counsel	d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com
Re:
Ares Capital Corporation (File Nos. 333-174716 & 814-663)

Dear Mr. Ganley:

Ares Capital Corporation (the "Fund") has today filed Amendment No. 3 ("Amendment No. 3") to its registration statement first filed on Form N-2 on June 3, 2011 (as thereafter amended, the "Registration Statement"). The Fund would like to go effective as soon as possible once we have resolved the open issue we discussed by telephone on October 13, 2011. We look forward to your feedback.

The Fund understands that:

          (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:
Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation